Exhibit 1.1

Non-Binding Letter of INtent

This document is intended solely as a basis for further discussion between LM Funding America, Inc., a Delaware corporation (“LMFA”), IIU, Inc., a Virginia corporation (“Company”), and Craven House Capital North America, LLC (“Seller”).  With the exception of the headings “Covenants,” “Expenses”, and “Confidentiality”, the terms included herein do not constitute any form of binding contract and create no obligations or the basis of any claims against any party but rather are solely for the purpose of outlining the terms pursuant to which a definitive agreement may ultimately be entered into.  The acquisition is in all respects contingent upon, and subject to, among other things, LMFA’s completion of its legal and business due diligence investigation and satisfaction with the results thereof, the negotiation and execution of satisfactory documentation (containing, among other things, mutually agreeable closing conditions, covenants and representations and warranties), and the approval of LMFA’s board and, if required, shareholders.

Company	IIU, Inc., a Florida corporation (“Company”), with a principal address of 107 West Federal St., Middleburg, VA 20117.

Company Ownership	Craven House Capital North America, LLC (“Seller”), owns 100% of the outstanding shares of the Company.

LMFA	LM Funding America, Inc., A Delaware corporation (“LMFA”), with a principal address of 302 Knights Run Ave. Suite #1000, Tampa, Florida 33602

Structure	At Closing, LMFA will purchase from Seller 100% of the outstanding stock of the Company.

Purchase Price

The Purchase Price shall be approximately $6,000,000 based on the Company’s Pro-Forma EBITDA for fiscal year 2019 (approximately $1,152,000 times a factor of 4) PLUS the fair market value of the Company’s marketable securities as of December 31, 2018 estimated to be $1,500,000.  The Company will be required to keep $100,000 of cash as of the Effective Date for working capital purposes.

Purchase Price Payment

The Purchase Price shall be paid at Closing as follows:

Company’s Note.  Cancellation by LMFA of all principal and accrued interest of Company’s Promissory Note dated November 3, 2018 and issued to LMFA for principal indebtedness of $1,500,000.

LMFA Note.  LMFA shall issue to Seller a Convertible Promissory Note for the balance of the Purchase Price which shall be for principal amount of approximately $4,500,000 plus the fair market value of the Company’s marketable securities as of the Effective Date subject to adjustment (“Convertible Note”).

At the option of Seller, the Convertible Note may be paid in restricted common shares of LMFA or cash.  The Convertible Note shall bear simple interest at 3% per annum.  The Convertible Note shall be due and payable upon demand at the earlier of (i) August 31, 2019 or (ii) thirty days after the first meeting of the shareholders of LMFA to occur in 2019.  If repaid by LMFA in restricted common stock, the outstanding principal and interest of the Convertible Note shall be paid by LMFA by issuing to Seller a number of restricted common shares equal to the adjusted principal and accrued interest owing on the Convertible Note divided by $2.41.

Shareholder Approval

LMFA shall seek shareholder approval for issuing restricted common shares in payment of the Convertible Note on or before its annual meeting of shareholders.  As a condition to closing, LMFA’s officer-directors shall agree to vote all of their shares in favor of approving the issuance of shares pursuant to the Convertible Note.

Closing Date

The closing date of the transaction described herein is proposed to be on or before January 1, 2019 or as reasonably practicable thereafter (“Closing”).  The Effective Date of the transaction will be January 1, 2019 regardless of when the Closing shall occur (the “Effective Date”).

LMFA Covenants

The definitive agreements shall require LMFA to provide customary covenants for a transaction requiring the issuance of its capital stock to the Seller including, but not be limited to, covenants restricting subsequent indebtedness, issuance of securities, payment of indebtedness, conduct of business, redemptions, cash or stock dividends, pledge of securities, foreign investments and other transactions affecting the amount of issued and outstanding shares of LMFA’s common stock.

Company Covenants

Seller will cause the Company to, and the Company shall:

(i) operate the Company and its business only in the ordinary course consistent with past practice and not engage in any extraordinary transaction without LMFA’s prior written consent;

(ii) not dispose of or agree to dispose of any of the Company’s assets (except for the marketable securities) except in the ordinary course; and

(iii)  provide LMFA complete and free access to, and/or copies of, where applicable, all of the books, records, contracts, properties and personnel related to the Company, its business and its assets for purposes of conducting LMFA’s due diligence investigation.  The Company and Seller agree to use their reasonable best efforts to assist LMFA in its due diligence investigation of the Company and its business, including without limitation promptly responding to LMFA’s reasonable due diligence requests and providing all information with respect thereto.

Conditions to Closing

The Closing will be conditioned on the following:

1.No material adverse change in the business, assets, financial conditions or prospects of the Company shall have occurred.

2.Satisfactory completion by LMFA in its sole discretion of its legal and business due diligence investigation of Company, including, without limitation its review of customer contracts, professional and customer reference checks, and accounting review.

3.Completion of definitive documentation of the transaction, including a Stock Purchase Agreement containing, among other things, reasonable and customary representations, warranties, and covenants of (i) the Company and Seller with indemnities in favor of LMFA for pre-Closing liabilities and breaches of the representations, warranties, and covenants made in the Stock Purchase Agreement and (ii) LMFA with indemnities in favor of Company and Seller for pre-Closing liabilities and breaches of the representation, warranties and covenants made in the Stock Purchase Agreement.

4. Continued compliance by LMFA of all Nasdaq listing requirements.

5.LMFA shall have obtained any and all necessary consents required pursuant to material agreements including the Underwriting Agreement with Maxim Group, LLC and holders of LMFA warrants.

6.  LMFA shall have received a fairness opinion from an investment banking firm in form acceptable to LMFA’s board of directors.

Expenses	Each of the Sellers and LMFA will pay their own legal fees and expenses for preparation of closing documents and due diligence.

Confidentiality

All public announcements or other disclosure with regard to the proposed sale of the acquired assets, including the proposed terms and conditions of the transaction or the status of the negotiations between the parties, that any party proposes to make will be first submitted to the other parties hereto for their approval, which approval may not be unreasonably withheld if LMFA deems such disclosure is required by securities laws or the rules of the NASDAQ Stock exchange.

With the exception of the parties’ obligations under the headings “Covenants,” “Expenses”, and “Confidentiality”, this Proposed Summary of Terms is not intended to be and does not constitute a legally binding obligation of any party.  Except for the obligations of the parties under the headings “Covenants,” “Expenses”, “Confidentiality” and “Exclusivity (No-Shop)”, no legally binding obligations will be created, implied or inferred by this Proposed Summary of Terms, unless and until all parties to the transaction execute and deliver definitive agreements.  This Proposed Summary of Terms may be executed in several counterparts, all of which together shall constitute the same instrument, and shall be governed by the laws of the State of Florida. The delivery by facsimile of an executed counterpart hereof will have the same force and effect as the delivery of an originally executed counterpart hereof.

IIU, Inc. By: /s/ Mark Pajak Mark J. Pajak Its:President Date: December 18, 2018 Craven House Capital North America, LLC By: /s/ Mark Pajak Mark J. Pajak Its:Manager Date: December 18, 2018	LM Funding America, Inc. By:/s/ Bruce M. Rodgers Bruce M. Rodgers, Esq. Its: Chief Executive Officer Date: December 19, 2018

4